Exhibit 99.3

Addex Reports Q1 2023 Financial Results and Provides Corporate Update

•	ADX71149 Phase 2 epilepsy clinical study’s independent interim review committee (“IRC”) recommends continuing study
•	CHF 5.6M ($ 6.1M) of cash and cash equivalents at March 31, 2023

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, May 11, 2023 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported financial results for the first quarter ended March 31, 2023, and provided a corporate update.

“ADX71149 Phase 2 epilepsy study patient Cohort 1 completed Part 1 and following the review of unblinded data, an IRC recommended to continue the study. We are very encouraged by this progress and look forward to reporting progress in the study in the second half of 2023,” said Tim Dyer CEO of Addex. “We also continue to make solid progress across our preclinical portfolio and advance business discussions.”

Q1 2023 Operating Highlights:

•	ADX71149 epilepsy Phase 2 study – Cohort 1 completed Part 1, IRC recommended continuing the study & Cohort 2 recruiting patients
•	Dipraglurant is Phase 2 ready – future development in post-stroke recovery and PD-LID under evaluation
•	GABAB PAM Indivior strategic partnership for substance use disorders - multiple drug candidates in clinical candidate selection phase
•	GABAB PAM for chronic cough - multiple drug candidates in clinical candidate selection
•	mGlu7 NAM for stress related disorders, including PTSD - CMC initiated in preparation for IND enabling studies M4 PAM schizophrenia program - progressing through late lead optimization
•	Partnering discussions across the portfolio ongoing
•	CHF 5.7 million in equity financing year to date

Key Q1 2023 Financial Data:

CHF’ thousands	Q1 2023	Q1 2022	Change
Income	502	244	258
R&D expenses	(1,704)	(3,766)	2,062
G&A expenses	(1,198)	(2,241)	1,043
Total operating loss	(2,400)	(5,763)	3,363
Finance result, net	(7)	(61)	54
Net loss for the period	(2,407)	(5,824)	3,417
Basic and diluted net loss per share	(0.04)	(0.15)	0.11
Net decrease in cash and cash equivalents	(1,362)	(5,597)	4,235
Cash and cash equivalents	5,595	14,888	(9,293)
Shareholders’ equity	4,071	12,955	(8,884)

Financial Summary:

Income increased by CHF 0.3 million to CHF 0.5 million in the first quarter 2023 compared to CHF 0.2 million in the first quarter 2022, primarily driven by amounts received under our funded research collaboration with Indivior, recognized as related costs are incurred.

R&D expenses decreased by CHF 2.1 million to CHF 1.7 million in the first quarter 2023 compared to CHF 3.8 million in the first quarter 2022, primarily due to decreased dipraglurant related external research and development activities of CHF 1.8 million.

G&A expenses decreased by CHF 1.0 million to CHF 1.2 million in the first quarter 2023 compared to CHF 2.2 million in the first quarter 2022, primarily due to decreased staff costs of CHF 0.7 million driven by reduced share-based service costs.

The net loss was CHF 2.4 million in the first quarter 2023 compared to CHF 5.8 million in the first quarter 2022. Decrease in net loss of CHF 3.4 million is primarily due to decreased outsourced R&D and share-based service costs. Basic and diluted loss per share decreased to CHF 0.04 for the first quarter 2023, compared to CHF 0.15 for the first quarter 2022.

Cash and cash equivalents decreased to CHF 5.6 million at March 31, 2023, compared to CHF 14.9 million at March 31, 2022. The decrease of CHF 9.3 million is primarily due to the cash used in operating activities partially offset by the proceeds from equity offerings and to a lesser extent research funding from Indivior.

Q1 2023 Consolidated Financial Statements:

The first quarter 2023 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, May 11, 2023, at 16:00 CEST (15:00 BST / 10:00 EDT / 07:00 PDT) to review the financial results. Tim Dyer, Chief Executive Officer and Robert Lütjens, Head of Discovery - Biology will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1.	Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial-in numbers, and a unique Personal PIN.

2.	In the 10 minutes prior to the call’s start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration:

Webcast URL: https://edge.media-server.com/mmc/p/ye5tf773

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available, small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional, non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2 clinical trial for the treatment of epilepsy. Addex's second clinical program, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in a range of indications. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates, with a focus on substance use disorder. Addex is also advancing a broad preclinical pipeline, which includes development of a range of GABAB PAMs for CMT1A, chronic cough and several types of pain, mGlu7 NAM for stress related disorders, mGlu2 NAM for mild neurocognitive disorders and depression, M4 PAM for schizophrenia and other forms of psychosis, as well as mGlu4 PAM and mGlu3 PAM. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2022, as filed with the SEC on March 30, 2023, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.